

July 22, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Actively Managed Exchange-Traded Fund Trust
        Issuer CIK: 0001418144
        Issuer File Number: 333-147622 / 811-22148
        Form Type: 8-A12B
        Filing Date: July 22, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Invesco Core Fixed Income ETF and the Invesco Intermediate Municipal ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications